EXHIBIT 99.1

Quantum BioPharma Announces First Person with Multiple Sclerosis (MS) Scanned in Joint Study with Massachusetts General Hospital

Joint Clinical Study with Massachusetts General Hospital Could Pave the Way for Testing Efficacy of Quantum’s Investigational MS drug, Lucid-21-302

TORONTO, June 17, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announces that the first person with multiple sclerosis (MS) has been scanned in a joint study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in MS. The study is evaluating the PET tracer [18F]3F4AP, which was developed by Dr. Pedro Brugarolas, an investigator in the department of Radiology at MGH and Assistant Professor at Harvard Medical School. In previous studies in animals and humans, [18F]3F4AP was found to be highly sensitive to demyelinated lesions and have favourable pharmacokinetics, suggesting that it holds promise as a biomarker to monitor changes in demyelination in response to remyelinating or neuroprotective drugs in MS.

The PET scan in the person with MS was performed on a newly installed combined GE Signa PET-MR scanner at MGH. This scanner allows for the PET [18F]3F4AP imaging signal to be acquired simultaneously with the MRI improving the spatial and temporal coregistration of the PET. In the future, this technique may be highly useful for monitoring, over time, demyelination in central nervous system lesions. This novel biomarker and technique may lead to a more accurate measurement of responses to drugs that prevent demyelination and/or promote remyelination. The new combined PET-MR scanner at MGH also improves the patient experience by reducing the time needed to complete both scans.

“We are excited that the study has started and that we are learning more about the potential of this novel PET biomarker to directly visualize and measure demyelinated axons in the central nervous system,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma. “PET imaging with [18F]3F4AP holds promise as a biomarker to measure the efficacy of drugs that can protect the myelin sheath in MS such as Lucid-21-302 (Lucid-MS).”

Dr. Brugarolas, principal investigator of the study at MGH added, “PET/MR studies are complex and the team at the MGH PET Core has been phenomenal. By employing the latest technologies, we hope to learn more about how [18F]3F4AP PET can enhance MRI for monitoring demyelination and, by doing so, facilitate the development of novel treatments for people with MS.”

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

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Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
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